UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 December 2025 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 1 December 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.3Media release dated 2 December 2025 entitled ‘Karlka Nyiyaparli Aboriginal Corporation and Rio Tinto sign updated Native Title Agreement’.
99.4Stock Exchange announcement dated 4 December 2025 entitled ‘Initial reporting of lithium Mineral Resources and Ore Reserves’.
99.5Stock Exchange announcement dated 4 December 2025 entitled ‘Initial reporting of lithium Mineral Resources and Ore Reserves: supporting information and Table 1 checklists.’
99.6Media release dated 4 December 2025 entitled ‘Rio Tinto’s Nuton technology produces first copper’.
99.7Stock Exchange announcement dated 4 December 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.8Stock Exchange announcement dated 4 December 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.9Media release dated 5 December 2025 entitled ‘BHP and Rio Tinto welcome first Caterpillar battery-electric haul trucks to the Pilbara’.
99.10Stock Exchange announcement dated 8 December 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.11Stock Exchange announcement dated 8 December 2025 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’.
99.12Stock Exchange announcement dated 8 December 2025 entitled ‘Lithium Deep Dive and investor site visit to Argentina’.
99.13Stock Exchange announcement dated 8 December 2025 entitled ‘Lithium Deep Dive – Argentina (presentation)’.
99.14Media release dated 8 December 2025 entitled ‘Rio Tinto’s first Pilbara-made rail car built by Gemco in Karratha’.
99.15Media release dated 12 December 2025 entitled ‘Yinhawangka Aboriginal Corporation and Rio Tinto sign Interim Modernised Agreement’.
99.16Media release dated 16 December 2025 entitled ‘Rhodes Ridge Joint Venture partners begin $191 million feasibility study on up to 50Mtpa Pilbara iron ore mine’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	5 January 2026	Date	5 January 2026